UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2015

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: December 11, 2015	By:	/s/ Wang Jian
Name: Wang Jian Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR

China Eastern Airlines Corporation Limited (the “Company”) received the resignation letter tendered by Mr. Ji Weidong, an independent non-executive director of the Company on 11 December 2015. Mr. Ji Weidong asked to resign from his position as an independent nonexecutive director, a member of Audit and Risk Management Committee of the board of directors of the Company (the “Board”) and a member of the Planning and Development Committee of the Board of the Company due to personal work reason.

Mr. Ji Weidong has confirmed that he has no disagreement with the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

As the resignation of Mr. Ji Weidong would result in the number of independent non-executive directors of the Company falling below one-third of the Board, pursuant to the relevant regulatory rules of stock exchanges on which the Company’s shares are listed, including the Guiding Opinions on Establishing the Independent Director System in Listed Companies ( 《關於在上市公司建立獨立董事制度的指導意見》), and the articles of association of the Company, Mr. Ji Weidong shall continue to perform his duties as an independent non-executive director, a member of Audit and Risk Management Committee of the Board and a member of the Planning and Development Committee of the Board until the appointment of a new independent non-executive director is approved at a general meeting of the Company. The Company will issue further announcement in this regard in accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

During his tenure of office, Mr. Ji Weidong, has demonstrated his independence, fairness, loyalty, diligence and dedication in performing his duties as an independent non-executive director. He made various contributions in and gave professional advice on the improvement of corporate governance, material decision-making of the Board, and safeguarding interests of the Company and all of its shareholders as a whole. The Board would like to express its sincere appreciation to Mr. Ji Weidong’s contributions to the Company’s development during his tenure of office.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian

Joint Company Secretary

Shanghai, the People’s Republic of China
11 December 2015

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent nonexecutive Director), Ma Weihua (Independent non-executive Director) and Shao Ruiqing (Independent non-executive Director).